Medical Connections Holdings, Inc.
4800 T. Rex Avenue, Suite 301
Boca Raton, FL  33431

July 8, 2011

United States Securities
   and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549-7010
Attn:  William H. Demarest IV, Accountant

Re:	Medical Connections Holdings, Inc.
Form 8-K for the period ended June 30, 2011
Filed July 5, 2011
File No 333-72376

Dear Mr. Demarest:

On behalf of Medical Connections Holdings, Inc. (the "Company"), we hereby respond to the Staff's comment letter, dated July 7, 2011, regarding the above-referenced Form 8-K.  Please note that, for the Staff's convenience, we have recited the Staff's comments in boldface type and provided our response to each comment immediately thereafter in the above referenced matter.

Item 1. Business page 1.

1.
Please amend your disclosure under Item 4.01(a) of Form 8-K to cover the interim period through June 30, 2011; the date of dismissal.  See Item 304(a)(1)(IV) of Regulation S-K.  Include an updated letter from the former accountants addressing the revised disclosures in the amendment.

We filed an amended Form 8-K/A on July 8, 2011 in which we amended the disclosure under Item 4.01 of our Form 8-K to cover the interim period through June 30, 2011, the date of dismissal of the former accountants.  We attached an updated letter from the former accountants to the Form 8-K/A as Exhibit 16.1.

William H. Demarest IV
July 8, 2011

On behalf of the Company, we hereby confirm that:

-the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Commission ("Commission") from taking any action with respect to the filing; and

-the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments.  If you have any questions, please contact the undersigned at (800) 681-2056.

Sincerely,

/s/ Brian R. Neill
Brian R. Neill, Chief Financial Officer